January 27, 2009

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-147999, 811-22153

Dear Ms. Stirling:

On January 6, 2010, we received your oral comments with respect to the Schedule 14C Preliminary Information Statement filed by the Dunham Funds (the "Registrant") on December 31, 2009, related to the Dunham Small Cap Growth Fund (the "Fund").  For your convenience, I have summarized those comments below.  Please find below the Registrant's responses to those comments.

1.

Comment.  Please expand the description of the Trustees' deliberations with respect to the adequacy of the sub-adviser's compliance procedures in light of the sub-adviser's failure to recognize that a change in control may have taken place as a result of the change in the ownership of the sub-adviser.

Response.  The Definitive Information Statement has been revised to include the Trustees' deliberations as requested.

2.

Comment.  Please expand the description of the Trustees' deliberations and reasoning for deciding they would not seek full or partial recovery of the sub-advisory fees earned during the period when the sub-advisory contract may have been invalid assuming the sub-advisory contract automatically terminated because of its assignment due to the change in control.

Response.  The Definitive Information Statement has been revised to include the Trustees' deliberations and reasoning as requested.

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP